October 29, 2019

Zhengyu Wang
Chief Executive Officer, Chairman, and Director
CN ENERGY GROUP, INC.
FPI Center, Room A-901, No. 459 Qianmo Road
Binjiang District, Hangzhou City, Zhejiang Province
PRC

       Re: CN ENERGY GROUP, INC.
           Draft Registration Statement on Form F-1
           Submitted September 30, 2019
           CIK No. 0001780785

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 30, 2019

Cover Page

1. Please revise the description of the escrow arrangement to clarify whether any funds will be promptly returned if the minimum offering amount is not sold. Refer to Exchange Act
       Rule 10b-9.
2. We note your statement that you plan to apply to list your shares on NYSE American, and that a condition to your obligation to sell any securities through the placement agent is that, upon closing of this offering, the shares would qualify for listing. Please tell us whether this condition can be waived, and the circumstances under which it could be waived. To the extent your offering could close without such listing, please revise the
 Zhengyu Wang
FirstName LastNameZhengyu Wang
CN ENERGY GROUP, INC.
Comapany NameCN ENERGY GROUP, INC.
October 29, 2019
October 29, 2019 Page 2
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FirstName LastName
         cover page to remove the reference to NYSE American. Also confirm that you will register one or more classes of securities pursuant to Section 12(g) of the Exchange Act, or, alternatively, add appropriate risk factor disclosure concerning the lack of a Section 12 reporting obligation.
Overview, page 5

3. It appears that you focus on the wood-based subset of the activated carbon manufacturing market. Please revise to highlight this in your Summary.
Prospectus Summary, page 5

4. Your summary should be a balanced discussion of your business. In this regard, please balance your prominent discussion of your competitive strengths and growth strategy with a discussion of the challenges you face in executing your business plan. As examples only, please address your reliance on a small number of customers and suppliers, and the risk of an increase in the cost of raw materials.
Growth Strategies, page 6

5. You refer in the second sentence to "implementation of the following strategies," but there is no discussion of any growth strategies. Please revise. Implication of Our Being an "Emerging Growth Company", page 7

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 35

7. It appears from your Use of Proceeds table that the minimum offering amount may be less than 25% of the total maximum offering amount. Please explain here, in the Prospectus
         Summary, and elsewhere in the prospectus, as appropriate, how that amount correlates with your business plans and what the receipt of that amount of proceeds would enable you to accomplish. In this regard, clarify what you mean by "expansion of [y]our business." Also disclose how much capital will be required to complete the construction of the manufacturing facilities in Manzhouli City.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 50

8. We note in your risk factor on page 21 that as a holding company you rely principally on dividends and other distributions on equity from your PRC subsidiaries for your cash requirements. Please tell us your consideration of including separate liquidity and capital resources disclosures related to the holding company and to its operating subsidiaries.
 Zhengyu Wang
CN ENERGY GROUP, INC.
October 29, 2019
Page 3
9. Please expand this section to describe the government subsidies you have reecived and the basis on which you received them. Clearly disclose how those programs affect your business and the extent to which you expect they will remain available in the future.
Business, page 64

10. We note your disclosure on page 66 that you entered into a strategic cooperation agreement with Huadian Electric Power Science Academy in 2014 pursuant to which you research, develop and share technologies related to activated carbon and biomass energy.
         Please expand your Business disclosure to describe the material terms of this agreement, including the rights and obligations of the parties, any payment obligations, term and termination provisions, and any rights to intellectual property jointly developed under the agreement. Also file the agreement as an exhibit to the registration statement or tell us why you believe it is not required to be filed. Refer to Item 8.a of Form F-1 and Item
         601(b)(10) of Regulation S-K.
Our Competitive Strengths
Advanced Technology And Established Relationship With a Research Center , page
66

11. Please expand your disclosure to describe the basis for your statement that your single process technology is "more efficient, produces higher-quality activated carbon products as well as biomass electricity, results in less pollution and yields higher profits." Also revise to clarify the activated carbon products or technology to which you are comparing your technology.
Strategically Placed Facilities And Lower Costs, page 66

12. You state that you expect the first stage of your new facilities in Manzhouli City to be operating by June 2020. Please disclose clarify what you mean by the "first stage," what type of operations will be enabled at that point, and your estimated completion date for the entire facility.
Our Strategy, page 67

13. You state in the middle of the page that the third-party producers you make use of do not have the same manufacturing processes or quality control as the company. Please tell us what consideration has been given to including a risk factor regarding this situation.
Management, page 89
FirstName LastNameZhengyu Wang
14. It appears from the business background disclosure of Mr. Zhengyu Wang that he has
Comapany NameCN ENERGY various entities apart from the company and its subsidiaries.
       executive positions with GROUP, INC.
October 29, 2019 Page clarify how much of his time he devotes to the company.
       Please revise to 3
FirstName LastName
 Zhengyu Wang
FirstName LastNameZhengyu Wang
CN ENERGY GROUP, INC.
Comapany NameCN ENERGY GROUP, INC.
October 29, 2019
Page 4
October 29, 2019 Page 4
FirstName LastName
Description of Share Capital, page 97

15. We note that your Articles of Association include an Exclusive Jurisdiction provision establishing the courts of the British Virgin Islands as the exclusive forum for all disputes, subject to certain exceptions including claims under the Securities Act of 1933. Please revise to describe this provision, including whether it applies to any Exchange Act claims. Your disclosure should include a statement that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, provide clear risk factor disclosure regarding the potential risks to investors, including, as examples only, increased costs to bring a claim and the possibility that such provisions may discourage the filing of claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. You should also address whether there is any question as to whether a court would enforce the provision. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1   Organization and Nature of Business, page F-7

16. Please tell us your consideration of including a footnote disclosing the financial information for the parent company in compliance with Rule 4-08(e)(3) of Regulation S-
         X.
Note 14   Statutory Reserves, page F-22

17. Please revise your audited and interim financial statements to include additional disclosures related to your equity account balances. This discussion should include equity transactions that occurred prior to and in combination with the August 2019 reorganization, and the effect of the reorganization on your equity balances. Refer to ASC
         505-10-50.
General

18. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material. Zhengyu Wang
FirstName LastNameZhengyu Wang
CN ENERGY GROUP, INC.
Comapany NameCN ENERGY GROUP, INC.
October 29, 2019
Page 5
October 29, 2019 Page 5
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas at 202-551-3436 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Ying Li